

Mail Stop 4631

May 27, 2010

Via U.S. mail and facsimile

Mr. David L. Keller
President and Chief Executive Officer
Global Power Equipment Group Inc.
6120 S. Yale, Suite 1480
Tulsa, OK 74136

> **RE:** **Global Power Equipment Group Inc.**
> **Registration Statement on Form 10**
> **Filed April 30, 2010**
> **File No. 1-16501**

Dear Mr. Keller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your filing will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments. If you do not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

2. Please delete the reference to the Private Securities Litigation Reform Act of 1995 at the top of page 3, as it is not applicable. Refer to Section 21E of the Exchange Act.

### Item 1. Business, page 3

3. Please advise us as to the basis for the statement that you are leading provider of power generation equipment and maintenance services. We also note the statement in the last paragraph on page 5.

### Overview, page 3

4. We note the disclosure in the fourth paragraph. Under an appropriately titled subheading, please provide a diagram illustrating your corporate structure.

### Products Division, page 4

5. We note the disclosure in the second paragraph. Please disclose the approximate percentage of your contracts that are "lump sum bid" and "negotiated fixed-price". Please also comply with this comment in the second paragraph under "Services Division" on page 6.

### Services Division, page 6

6. We note the disclosure under "Nuclear Power Plant Maintenance" that you are one of limited number of companies qualified to perform comprehensive services in nuclear power plants. Please briefly explain the qualification process.

### Intellectual Property, page 10

7. Please disclose the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

### Compliance with Government Regulations, page 10

8. Please expand your disclosure to describe in greater detail and with more specificity the government regulations to which your business is subject.

### Item 1A. Risk Factors, page 12

9. We note the qualification in the introductory paragraph "including, but not limited to". Please remove this qualification, as you are required to disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks.

10. Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event.

11. Please revise your risk factors to remove mitigating disclosure. To the extent the mitigating disclosure is material to investors, please revise to provide this disclosure in the appropriate section of the Form 10, such as under Item 1.

If our costs exceed the estimates we use…, page 12

12. Please either quantify or provide examples to illustrate the risk discussed in this subheading. Please also comply with this comment under "Unanticipated costs increases…" on page 12, "Our future revenues and operating results may vary…" on page 13, "A substantial portion of our revenues is from sales of equipment…" on page 14, "Compliance with environmental laws and regulations…" on page 15, "A defect in our products could result…" on page 16, "We are exposed to market risks from changes…" on page 19, and "Being a public company will increase our administrative costs" on page 20.

Item 2. Financial Information, page 21

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies and Estimates

Revenue Recognition, page 23

13. You indicate that you recognize revenues and costs of revenues for your recovery equipment products and for applicable fixed-price contracts provided through your Services Division on the percentage-of-completion method. Please disclose your accounting policy for precontract costs, approved and unapproved change orders, and claims on your percentage of completion contracts, if applicable. Please similarly revise your disclosures elsewhere in the filing.

Goodwill, page 24

Long-Lived Assets, page 24

14. As of December 31, 2009, you have a significant amount of long-lived assets, including goodwill. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following:

- Identifying the reporting unit(s) to which goodwill applies;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets;
- How you group long-lived assets for impairment and your basis for that determination; and
- Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

15. As a related matter, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

16. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Income Taxes, page 24

17. You disclose on page F-18 that a $92 million valuation allowance was necessary as of December 31, 2009 because management was unable to conclude that realization of the net deferred asset was more likely than not. Please enhance your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of all positive and negative evidence you considered in your determination that your deferred tax valuation was appropriate as of December 31, 2009 and 2008 and how that evidence was weighted. Refer to the SEC Release Nos. 33-8350 and 33-8040.

Insurance, page 25

18. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to health and workers' compensation liabilities. Please also disclose each risk for which you do not have excess loss limits. Please similarly revise your disclosures elsewhere in the filing.

Liquidity and Capital Resources

Credit Facility, page 29

19. Please disclose whether you were in compliance with your debt covenants at December 31, 2009. We note your disclosure on page 29 indicates that under the terms of your credit facility, you are required to maintain a maximum consolidated leverage ratio, minimum consolidated fixed charge ratio, minimum liquidity and meet other financial conditions. Please define each of your material covenants. Additionally, if it becomes reasonably likely that you may not comply with any material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Operating Activities, page 30

20. Cash flows provided by operating activities was $63.4 million for the year ended December 31, 2009 compared to cash flows used in operating activities $119.5 million for the year ended December 31, 2008. You disclose that the principal sources of cash from operating activities were net income, depreciation, decreases in costs and estimated earnings in excess of billings and increases in accounts payable, offset by gain on disposal of discontinued operations, decreases in trade receivables, billings in excess of costs and estimated earnings and deferred revenue. However, you have merely listed the components that resulted in the increase in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the increase in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, cost and estimated earnings in excess of

billings, accounts payable, accrued and other payables and deferred revenues. Please revise your disclosure for all periods presented.

## Contractual Obligations, page 31

21. Please revise your table of contractual cash obligations to include a separate line item for estimated interest payments on your long-term debt obligations based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

## Item 6. Executive Compensation, page 39

## Short-Term Incentive Compensation, page 42

22. We note that annual incentive compensation payouts are based on actual performance compared to pre-established individual and company goals. Please clearly identify all specific items of corporate and individual performance that are taken into account in setting compensation policies and making compensation decisions. Disclose all previously established goals and discuss how the compensation awarded reflects those goals by providing a materially complete description of the correlation between performance and the payouts actually made to each of your named executive officers in 2009. Please understand that discussion of the various items of corporate and individual performance that were considered must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award the specific payout amount. If you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S K, please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations.

## Long-Term Incentive Compensation, page 45

23. We note the actual awards made to each named executive officer. Please revise to provide a materially complete description of how you determined these award amounts.

2009 Summary Compensation Table, page 47

24. Please revise the heading "Cash Incentive Compensation" to conform to the form of table set forth in Item 402(c) of Regulation S-K.

Employment Agreements, page 50

25. The disclosure in this section appears to be duplicative of the disclosure on pages 54-55. Please advise or revise accordingly.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 63

Market Price of Our Common Stock, page 63

26. We note the disclosure in the first sentence of the fourth paragraph and have the following comments:

- Please advise us as to the basis for certain shares of your common stock being "freely transferable" following the effectiveness of the Form 10.

- Please provide specific share amounts with respect to non-restricted securities and restricted securities.

- Please disclose the information required by Item 201(a)(2)(ii) of Regulation S-K with respect to shares that could be sold pursuant to Rule 144 under the Securities Act.

27. You indicated that you have agreed to provide piggyback registration rights with respect to approximately 35,156,000 shares of common stock to investors in connection with a private placement. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your ordinary shares. Refer to FASB ASC 825-20-50-1.

Item 10. Recent Sales of Unregistered Securities, page 65

28. Based on the disclosure in this section, it appears that you have more shares outstanding than the 138,803,159 shares of common stock indicated on page 63. Please advise.

Item 15. Financial Statements and Exhibits, page 70

29. We note that have not filed on EDGAR all of the schedules and exhibits to the documents filed as exhibits 10.1, 10.2 and 10.3 to the Form 10. Please file complete copies of each of these documents, including all schedules and exhibits, with your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

Financial Statements

General

30. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies

General

31. Please disclose the types of expenses that you include in the cost of product revenues and cost of service revenues line items and the types of expenses that you include in the selling and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of product revenues and cost of service revenues line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of product revenues and cost of service revenues, please disclose:

- in a footnote the line items where these excluded costs are recorded and the amounts included in each line item for each period presented, and

- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of product revenues and cost of service revenues and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling and administrative expenses.

32. Please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

33. Please disclose your advertising accounting policy to disclose the total amount charged to advertising expense for each period presented. Refer to FASB ASC 720-35-50-1.

## Property, Plant and Equipment, page F-9

34. Please disclose whether you allocate a portion of your depreciation and amortization to cost of revenues. If you do not allocate depreciation and amortization to cost of revenues, please revise your presentation on the face of your statement of operations and throughout the filing to comply with SAB Topic 11:B. If depreciation and amortization are not allocated to cost of revenues, please remove the gross profit subtotal from the filing. In addition, please ensure that your disclosures throughout the filing relating to cost of revenues indicate that it is exclusive of depreciation and amortization.

## Reorganization Items, page F-10

35. You disclose that the consolidated financial statements have been presented in conformity with the provisions of ASC 852, Reorganizations. Please tell us and disclose whether or not you adopted fresh-start reporting in accordance with FASB ASC 852. Please also provide us with your analysis of whether you qualify for fresh-start accounting pursuant to FASB ASC 852-10-45-19. Please also tell us what consideration you gave to the reporting principles in FASB ASC 852-10-45-19 through 29 and ASC 852-10-50-7.

## Derivative Financial Instruments, page F-11

36. You indicate that you recognize changes in fair values of your forward agreements through cost of revenues. However, on page F-13, your table showing the impact of derivatives not designated as hedging instruments indicates that your gain (loss) recognized on derivatives is included in selling and administrative expenses. Please advise or revise your disclosure accordingly.

## Note 3 – Earnings Per Share, page F-16

37. Please disclose how you treated your restricted stock awards and restricted stock units for purposes of computing basic and diluted earnings (loss) per share in accordance of FASB ASC 260. Please separately disclose your treatment of vested and unvested restricted stock.. Please also tell us what consideration you gave to FASB ASC 260-10-45-61A in determining whether these units are participating securities as described in paragraph FASB ASC 260-10-45-59A.

## Note 4 – Goodwill and Other Intangible Assets, page F-17

38. Please disclose the amount of goodwill assigned to each reportable segment pursuant to FASB ASC 350-20-50-1.

39. Since it is not clear if you have adopted fresh-start reporting, please tell us and disclose what the $80 million of goodwill represents and how the amount arose. If you did not adopt fresh-start reporting, please tell us how you determined that your goodwill prior to your emergence from bankruptcy on January 22, 2008 was recoverable.

Note 12 – Segment Information, page F-25

40. Please revise to disclose revenue recognized in the United States separate from revenue recognized in other geographical areas or tell us why in is impracticable to do so. Please refer to FASB ASC 280-10-50-41.

\*     \*     \*     \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Lisa Haynes at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Derek Bork, Esq. (Via facsimile 216/566-5800)
Thompson & Hine L.L.P.
3900 Key Center
Cleveland Ohio 44114